Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022
April 28, 2008
Via EDGAR — CORRES
Kevin Woody
Accounting Branch Chief
Division of Corporation Finance,
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 29, 2008 File Number 001-14947
Dear Mr. Woody:
          Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated April 14, 2008, addressed to Mr. Peregrine C. de M. Broadbent, Chief Financial Officer of Jefferies Group, Inc.
          The staff’s comments in the comment letter are copied below in italics for your reference, and are followed by our response. The captions below correspond to those used in the comment letter.
Form 10-K for the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Financial Condition and Capital Resources, page 29
1.	We note your disclosure of non-GAAP financial measures, including tangible stockholders’ equity, pro forma stockholders’ equity, pro forma tangible stockholders’ equity, adjusted shares outstanding and adjusted assets. Please tell us how your current disclosures have complied with the requirements of Item 10(e)(1)(i)(C) of Regulation S-K.
          Immediately following our discussion of the above-mentioned financial measures, we disclosed that we believe that the measures provide investors with additional metrics to comparatively assess the fair value of our stock. We intend to expand upon our disclosure in all future filings beginning with the Form 10-Q for the quarter ended March 31, 2008.

Commitments, page 33
2.	We note that the amount of senior notes within your contractual obligations table represents principal payments. Please tell us why you have not disclosed interest related to your senior notes. Refer to footnote 46 in our Release 33-8350.
          Interest payment obligations related to senior notes are $112.95 million for each of the years 2008 through 2011, $93 million for 2012 and $1,218.9 million for all of the remaining periods after 2012. We will include interest payments in future filings.
          In addition, preceding the Commitments disclosure under Excess Liquidity, we disclosed that our management believes our resources provide sufficient excess liquidity to cover all expected cash outflows for one year during a stressed liquidity environment, including the payment of interest expense (including dividends on our mandatorily redeemable convertible preferred stock) on our long-term debt.
Item 8. Financial Statements and Supplementary Date
Notes to Consolidated Financial Statements
(1) Organization and Summary of Significant Accounting Policies
Financial Instruments Owned and Financial Instruments Sold, not yet Purchased and Fair Value, page 56
3.	We note your disclosure of fair value measurements under SFAS 157. Please tell us how you have incorporated a discussion of your valuation techniques into your disclosures. Refer to paragraph 18 of SFAS 157.
          Beginning with the Form 10-Q for the quarter ended March 31, 2008, we intend to revise our disclosure of Financial Instruments Owned and Financial Instruments Sold, not yet Purchased and Fair Value in future filings to include the following:
Financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value, either through the fair value option election or as required by other accounting pronouncements. These instruments primarily represent our trading activities and include both cash and derivative products. Realized and unrealized gains or losses are generally recognized in principal transactions in our Consolidated Statements of Earnings. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy
We adopted FASB 157, Fair Value Measurements (“FASB 157”), as of the beginning of 2007. FASB 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB 157 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2:	Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3:	Instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.
Valuation Process for Financial Instruments
Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets our best estimate of fair value.
The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuations models may be made when, in management’s judgment, either the size of the position in the financial instrument in a nonactive market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded (such as counterparty, credit, concentration or liquidity) require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflects management’s judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.
Cash products — Where quoted prices are available in an active market, cash products are classified in Level 1 of the fair value hierarchy and valued based on the quoted price. Level 1 cash products are highly liquid instruments and include listed equity and money market securities and G-7 government and agency securities. If quoted market prices are not available for the specific security then fair values are estimated by using pricing models, quotes prices of cash products with similar characteristics or discounted cash flow models. Examples of cash products classified within Level 2 of the fair value hierarchy are corporate, convertible and municipal bonds. If there is limited transaction activity or less transparency to observe market-based inputs to valuation models, cash products presented at fair value are classified in Level 3 of the fair value hierarchy. Fair values of cash products classified in Level 3 are generally based on an assessment of each underlying investment, cash flow models, market data of any recent comparable company transactions and trading multiples of companies considered comparable to the instrument being valued and incorporate assumptions regarding market outlook, among other factors. Cash products in this category include illiquid equity securities, equity interests in private companies, commercial loans and loan commitments, private equity and hedge fund investments and distressed debt instruments as little external price information is currently available for these products. For distressed debt instruments, commercial loans and loan commitments, loss assumptions must be made based on default scenarios and analysis and market liquidity.
Derivative products — Exchange-traded derivatives are valued using quoted market prices and are classified within Level 1 of the fair value hierarchy. Over-the-counter (“OTC”) derivative products are generally valued using models, whose inputs reflect assumptions that we believe market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data, including but not limited to yield curves, interest rates, volatilities, equity, debt and commodity prices and credit curves. Fair value can be modeled using a series of techniques, including the Black-Scholes option pricing model and simulation models. For certain OTC derivative contracts, inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts thus classified in Level 2 include certain credit default swaps, commodity swaps and debt and equity option contracts. Derivative products that are valued based on models with significant unobservable market inputs are classified within Level 3 of the fair value hierarchy. Level 3 derivative products include equity warrant and option contracts where the volatility of the underlying equity securities are not observable due to the terms of the contracts and correlation sensitivity to market indices is not transparent for the term of the derivatives.

          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,
/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary